EXHIBIT 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Membership Collective Group Inc. (“we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Class A common stock, $0.01 par value per share. The following summary describes our capital stock and the material provisions of our Certificate of Incorporation, our bylaws, the Stockholders’ Agreement, the Registration Rights Agreement and Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our Certificate of Incorporation, our bylaws, the Stockholders’ Agreement and the Registration Rights Agreement, copies of which have been publicly filed with the U.S. Securities and Exchange Commission, and the applicable provisions of Delaware General Corporation Law.

GENERAL

Our authorized capital stock consists of 1,000,000,000 shares of Class A common stock, par value $0.01 per share, 500,000,000 shares of Class B common stock, par value $0.01 per share and 500,000,000 shares of preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors (the “Board”).

CLASS A COMMON STOCK

DIVIDEND RIGHTS

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our Class A common stock are entitled to receive dividends out of funds legally available if our Board, in its discretion, determines to issue dividends and only then at the times and in the amounts that our Board may determine.

VOTING RIGHTS

The holders of our Class A common stock are entitled to one vote per share. Stockholders do not have the ability to cumulate votes for the election of directors. Our Certificate of Incorporation and bylaws provide for a classified Board consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors will be elected at each annual general meeting of stockholders, with directors in other classes continuing for the remainder of their respective three-year terms.

NO PREEMPTIVE OR SIMILAR RIGHTS

Our Class A common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

RIGHT TO RECEIVE LIQUIDATION DISTRIBUTIONS

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock, Class B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

CLASS B COMMON STOCK

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DIVIDEND RIGHTS

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our Class B common stock are entitled to receive dividends out of funds legally available if our Board, in its discretion, determines to issue dividends and only then at the times and in the amounts that our Board may determine.

VOTING RIGHTS

The holders of our Class B common stock are entitled to ten votes per share. Pursuant to our Certificate of Incorporation, each holder of our Class B common stock shall have the right to convert its shares of Class B common stock into shares of Class A common stock, at any time, upon notice to Membership Collective Group Inc., on a one-for-one basis. Additionally, shares of Class B common stock will automatically convert into shares of Class A common stock, on a one-for-one basis, upon transfer to any non-permitted holder of Class B common stock.

Pursuant to the Stockholders’ Agreement described below, the Voting Group (as defined below) is entitled to designate a majority of individuals to be included in the nominees recommended by our Board for election to our Board so long as the Voting Group owns a requisite percentage of our total outstanding common stock.

Once the Voting Group owns less than 15% of our total outstanding shares of common stock, all remaining shares of Class B common stock will automatically convert on a one-for-one basis into shares of Class A common stock. The Stockholders’ Agreement will automatically terminate once the Voting Group owns less than 9% of the shares of our total outstanding common stock.

NO PREEMPTIVE OR SIMILAR RIGHTS

Our Class B common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

RIGHT TO RECEIVE LIQUIDATION DISTRIBUTIONS

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock, Class B common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

COMBINED VOTING POWER OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK

Holders of Class A common stock and Class B common stock will vote together as a single class on all matters requiring approval by our stockholders unless otherwise required by law.

TRANSFER OF CLASS B COMMON STOCK

Each share of Class B Common Stock shall automatically, without any further action, convert into one share of Class A Common Stock immediately following a transfer to any person other than a member of the Voting Group. Such conversion shall occur automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares (if any) are surrendered to the Company or its transfer agent; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Class A Common Stock issuable upon such conversion unless the certificates evidencing such shares of Class B Common Stock are either delivered to the Company or its transfer agent, or the holder notifies the Company that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the shares of Class B Common Stock, the holder of Class B Common Stock so converted shall surrender the certificates representing such shares (if any) at the offices of the Company or its transfer agent.

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PREFERRED STOCK

Pursuant to our Certificate of Incorporation, our Board is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our Board can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock. We have no current plan to issue any shares of preferred stock.

ANTI-TAKEOVER PROVISIONS

The provisions of the DGCL, our Certificate of Incorporation and our bylaws could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our Board. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

SECTION 203 OF THE DGCL

Our Certificate of Incorporation provides that we are not governed by Section 203 of the DGCL which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

However, our Certificate of Incorporation includes a provision that restricts us from engaging in any business combination with an interested stockholder for three years following the date that person becomes an interested stockholder. Such restrictions will not apply to any business combination between our controlling stockholder and any affiliate thereof or their direct and indirect transferees, on the one hand, and us, on the other. In addition, such restrictions will not apply if:

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•

a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that it ceases to be an interested stockholder and (ii) within the three-year period immediately prior to the business combination between the Company and such stockholder, would not have been an interested stockholder but for the inadvertent acquisition of ownership; or

•

the business combination is proposed prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required under the Certificate of Incorporation of, a proposed transaction that (i) constitutes one of the transactions described in the proviso of this sentence, (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of our Board and (iii) is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors; provided that the proposed transactions are limited to (x) a merger or consolidation of the Company (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Company is required), (y) a sale, lease, exchange, mortgage, whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company (other than to any wholly owned subsidiary or to the Company) having an aggregate market value equal to 50% or more of either that aggregate market value of all the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Company or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Company; provided further that the Company will give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) above.

Additionally, we would be able to enter into a business combination with an interested stockholder if:

•	before that person became an interested stockholder, our Board approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•

upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) stock held by directors who are also officers of our Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by our Board and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the voting power of our outstanding voting stock not owned by the interested stockholder.

In general, a “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” is any person who, together with affiliates and associates, is the owner of 15% or more of our outstanding voting stock or is our affiliate or associate and was the owner of 15% or more of our outstanding voting stock at any time within the three-year period immediately before the date of determination.

This provision of our Certificate of Incorporation could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

Our Certificate of Incorporation and our bylaws include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our Board or our governance or policy or preserving the rights of certain shareholders vis-a-vis other shareholders, including the following:

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BOARD VACANCIES

Our Certificate of Incorporation and bylaws authorize generally only our Board to fill vacant directorships resulting from any cause or created by the expansion of our Board. In addition, the number of directors constituting our Board may be set only by resolution adopted by a majority vote of our entire Board. These provisions prevent a stockholder from increasing the size of our Board and gaining control of our Board by filling the resulting vacancies with its own nominees.

CLASSIFIED BOARD

Our Certificate of Incorporation and bylaws provide that our Board is classified into three classes of directors. The existence of a classified Board could delay a successful tender offeror from obtaining majority control of our Board, and the prospect of that delay might deter a potential offeror.

DIRECTORS REMOVED ONLY FOR CAUSE

Our Certificate of Incorporation provides that stockholders may remove directors only for cause.

SUPERMAJORITY REQUIREMENTS FOR AMENDMENTS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS

Our Certificate of Incorporation provides that the affirmative vote of holders of at least two-thirds of the voting power of our outstanding common stock will be required to amend certain provisions of our Certificate of Incorporation, including provisions relating to the classified board, the size of the Board, removal of directors, special meetings, actions by written consent and designation of our preferred stock. The affirmative vote of holders of at least two-thirds of the voting power of our outstanding common stock will be required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our Board.

SPECIAL MEETINGS OF STOCKHOLDERS

Our Certificate of Incorporation provides that if less than 50.1% of the voting power of our outstanding common stock is beneficially owned by our controlling stockholder and its affiliates, special meetings of the stockholders may be called only by the chairman of the Board or by the secretary at the direction of a majority of the directors then in office. For so long as at least 50.1% of the voting power of our outstanding common stock is beneficially owned by Yucaipa Holdings, LLC (“Yucaipa”) and its affiliates, including our controlling stockholder, special meetings may also be called by the secretary at the written request of the holders of a majority of the voting power of the then outstanding common stock. The business transacted at any special meeting will be limited to the proposal or proposals included in the notice of the meeting.

STOCKHOLDER ACTION BY WRITTEN CONSENT

Subject to the rights of the holders of one or more series of our preferred stock then outstanding, any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of our stockholders; provided, that prior to the time at which our controlling stockholder ceases to beneficially own at least 50.1% of the voting power our outstanding common stock, any action required or permitted to be taken at any annual or special meeting of our stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by or on behalf of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and are delivered in accordance with applicable Delaware law.

ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

Our bylaws provide that stockholders who are seeking to bring business before an annual meeting of stockholders and stockholders (other than our controlling stockholder and its affiliates) who are seeking to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be

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timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices not earlier than the close of business on the 120th day and not later than the close of business of the 90th day prior to the first anniversary of the preceding year’s annual meeting of our stockholders; provided, that in the event that the date of such meeting is advanced by more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the 90th day prior to such meeting or, if the first public announcement of the date of such meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made. Our bylaws specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

All of the foregoing provisions of our Certificate of Incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board and to discourage certain types of transactions that may involve an actual or threatened change in control. These same provisions may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interest. In addition, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

NO CUMULATIVE VOTING

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s Certificate of Incorporation provides otherwise. Our Certificate of Incorporation and bylaws do not provide for cumulative voting.

ISSUANCE OF UNDESIGNATED PREFERRED STOCK

Our Board has the authority, without further action by the stockholders, to issue up to 500,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board. The existence of authorized but unissued shares of preferred stock enables our Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

EXCLUSIVE FORUM

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the DGCL or our Certificate of Incorporation or bylaws, (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) or (5) any other action asserting an “internal corporate claim,” as defined in Section 115 of the Delaware General Corporation Law, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Our Certificate of Incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

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CORPORATE OPPORTUNITY

Under Delaware law, officers and directors generally have an obligation to present to the corporation they serve business opportunities which the corporation is financially able to undertake and which falls within the corporation’s business line and are of practical advantage to the corporation, or in which the corporation has an actual or expectant interest. A corollary of this general rule is that when a business opportunity comes to an officer or director that is not one in which the corporation has an actual or expectant interest, the officer is generally not obligated to present it to the corporation. Certain of our officers and directors may serve as officers, directors or fiduciaries of other entities and, therefore, may have legal obligations relating to presenting available business opportunities to us and to other entities. Potential conflicts of interest may arise when our officers and directors learn of business opportunities (e.g., the opportunity to acquire an asset or portfolio of assets, to make a specific investment, to effect a sale transaction, etc.) that would be of material advantage to us and to one or more other entities of which they serve as officers, directors or other fiduciaries.

Section 122(17) of the DGCL permits a corporation to renounce, in advance, in its Certificate of Incorporation or by action of its Board, any interest or expectancy of a corporation in certain classes or categories of business opportunities. Where business opportunities are so renounced, certain of our officers and directors will not be obligated to present any such business opportunities to us. Our Certificate of Incorporation provides that, to the fullest extent permitted by law, no officer or director of ours who is also an officer, director, principal, partner, member, manager, employee, agent, or other representative of Yucaipa or its respective affiliates will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual directs a corporate opportunity to Yucaipa or its respective affiliates and representatives, as applicable, instead of us, or does not communicate information regarding a corporate opportunity to us that such individual has directed to Yucaipa or its respective affiliates and representatives, as applicable. This provision of our Certificate of Incorporation currently relates only to the directors nominated by Yucaipa.

LIQUIDATION RIGHTS

On our liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock will be entitled to share equally, identically and ratably in all assets remaining after the payment of any liabilities, liquidation preferences and accrued or declared but unpaid dividends, if any, with respect to any outstanding preferred stock, unless a different treatment is approved by the affirmative vote of the holders of a majority of the outstanding shares of such affected class, voting separately as a class.

CHANGE OF CONTROL TRANSACTIONS

The holders of Class A common stock and Class B common stock will be treated equally and identically with respect to shares of Class A common stock or Class B common stock owned by them, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of each class treated differently, voting separately as a class, on (a) the closing of the sale, transfer or other disposition of all or substantially all of our assets, (b) the consummation of a consolidation, merger or reorganization which results in our voting securities outstanding immediately before the transaction (or the voting securities issued with respect to our voting securities outstanding immediately before the transaction) representing less than a majority of the combined voting power of the voting securities of the company or the surviving or acquiring entity or (c) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons of securities of the company if, after closing, the transferee person or group would hold 50% or more of the outstanding voting power of the company (or the surviving or acquiring entity). However, consideration to be paid or received by a holder of common stock in connection with any such asset sale, consolidation, merger or reorganization under any employment, consulting, severance or other compensatory arrangement will be disregarded for the purposes of determining whether holders of common stock are treated equally and identically.

STOCKHOLDERS’ AGREEMENT

Our founder and Chief Executive Officer, Mr. Nick Jones, one of our directors, Mr. Richard Caring, and certain affiliates of our sponsor, Yucaipa, and its founder and our executive chairman and a director, Ron Burkle (and, in each case, certain affiliates and family members), (the members of the “Voting Group”) have entered into a

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Stockholders’ Agreement pursuant to which the Voting Group has agreed to vote together as a group so long as the Voting Group owns a requisite percentage of our total outstanding share of common stock.

Pursuant to this Stockholders’ Agreement, the Voting Group and certain members thereof are entitled to designate a number of individuals to be included in the nominees recommended by our Board for election to our Board, so long as the Voting Group owns a requisite percentage of our total outstanding shares of common stock. The Voting Group and its members are entitled to designate individuals for nomination for election to our Board as follows:

•

so long as the Voting Group owns at least 35% of our total outstanding shares of common stock, it will be entitled to designate nine directors for nomination, of which Yucaipa shall have the right to designate seven directors for nominations, Mr. Caring shall have the right to designate one director for nomination and Mr. Jones shall have the right to designate one director for nomination;

•

so long as the Voting Group owns less than 35% but at least 15% of our total outstanding shares of common stock, it will be entitled to designate six directors for nomination, of which Yucaipa shall have the right to designate four directors for nominations, Mr. Caring shall have the right to designate one director for nomination and Mr. Jones shall have the right to designate one director for nomination;

•

so long as the Voting Group owns less than 15% but at least 9% of the shares of our total outstanding shares of common stock, it will be entitled to designate three directors for nomination of which Yucaipa shall have the right to designate one director for nomination, Mr. Caring shall have the right to designate one director for nomination and Mr. Jones shall have the right to designate one director for nomination; and

•

in the event that the Voting Group owns less than 9% of our total outstanding shares of common stock, neither the Voting Group nor any members (subject to the following paragraph) will be entitled to designate any individuals for nomination for election to the Board;

provided, however, that in the event at any time Mr. Caring or Mr. Jones (at such time as Mr. Jones is not also our Chief Executive Officer) (including their respective affiliates and family members) shall own less than 5% of our total outstanding shares of common stock, such member shall no longer have the nominee designation rights set forth above and such designation shall instead be made by Yucaipa.

Separately, in each case where any individual member owns more than 5% of the total number of our outstanding shares of common stock at any time after the Voting Group owns less than 9% of our total outstanding shares of common stock, each such member shall be entitled to nominate one director for election. However, the other Voting Group members shall have no obligation to vote in favor of any such nomination. Additionally, for so long as Mr. Jones serves as our Chief Executive Officer, he will be entitled to remain as a director on our Board.

The members of the Voting Group, agree in the Stockholders’ Agreement to vote their shares of the common stock in favor of the directors nominated as set forth above.

Once the Voting Group owns less than 15% of our total outstanding shares of common stock, all remaining shares of Class B common stock will convert on a one-for-one basis into shares of Class A common stock.

REGISTRATION RIGHTS AGREEMENT

We have entered into a registration rights agreement with each member of the Voting Group, which includes affiliates of the Sponsor, Mr. Jones, Mr. Caring, and certain other shareholders. The registration rights agreement provides certain members of the Voting Group and certain other shareholders with demand registration rights, including shelf registration rights, in respect of any of our shares of Class A common stock beneficially owned by it, subject to certain conditions. In addition, in the event that we register additional shares of Class A common stock for sale to the public, we will be required to give notice of such registration to each such member of the party to the agreement of our intention to effect such a registration, and, subject to certain limitations, include shares of Class A common stock beneficially owned by them in such registration. We will be required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, associated with any registration of shares pursuant to the agreement. The agreement includes customary indemnification provisions in favor of each

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shareholders and any person who is or might be deemed a control person, (within the meaning of the Securities Act and the Exchange Act) and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or based upon any filing or other disclosure made by us under the securities laws relating to any such registration.

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